COMMUNITY FIRST BANCSHARES, INC.
3175 Highway 278
Covington, Georgia 30014

February 9, 2017

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Community First Bancshares, Inc.
Registration Statement on Form S-1 (Registration Number 333-215041)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Community First Bancshares, Inc., a federal corporation in formation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on February 13, 2017 at 12:00 Noon, or as soon thereafter as is practicable.

Very Truly Yours,

/s/ Johnny S. Smith
Johnny S. Smith
President and Chief Executive Officer